UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                      Special Value Opportunities Fund, LLC
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   84743Q 20 7
              ----------------------------------------------------
                                 (CUSIP Number)

                                  July 13, 2004
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84743Q 20 7
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Eugenia VI Venture Holding Limited

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         British Virgin Islands
--------------------------------------------------------------------------------
                        5.    Sole Voting Power
       Nubmer of              0
         Shares         --------------------------------------------------------
      Beneficially      6.    Shared Voting Power
       Owned by               918,650
        Each            -------------------------------------------------------
      Reporting         7.    Sole Dispositive Power
       Person                 0
        With:           -------------------------------------------------------
                        8.    Shared Dispositive Power
                              918,650
-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         918,650
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         7.0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

CUSIP No. 84743Q 20 7
--------------------------------------------------------------------------------
1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Bessemer Trust Company (Cayman) Limited, as Trustee

--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Cayman Islands
--------------------------------------------------------------------------------
                        5.     Sole Voting Power
       Number of               0
         Shares         --------------------------------------------------------
      Beneficially      6.     Shared Voting Power
       Owned by                918,650
        Each            -------------------------------------------------------
      Reporting         7.     Sole Dispositive Power
       Person                  0
        With:           -------------------------------------------------------
                        8.     Shared Dispositive Power
                               918,650
-------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         918,650
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         7.03%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

ITEM 1(A).  NAME OF ISSUER.

         Special Value Opportunities Fund, LLC ("Issuer")

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         c/o Tennenbaum Capital Partners LLC
         2951 28th St., Suite 1000
         Santa Monica, CA 90405
         (310) 566-1000

ITEM 2(A).  NAME OF PERSON FILING.

        This Schedule 13G is being filed jointly by Eugenia VI Venture Holding Limited, a British Virgin Islands company ("Eugenia VI"), and Bessemer Trust Company (Cayman) Limited as Trustee of a trust that is the sole shareholder of Eugenia VI.


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         The address of the principal business office of the filing persons is:
            Bessemer Trust Company (Cayman) Limited
            3rd Floor, CIBC Financial Centre
            P.O. Box 694GT, Dr. Roy's Drive
            George Town, Cayman Islands


ITEM 2(C).  CITIZENSHIP.

         Eugenia VI is a British Virgin Islands company and Bessemer Trust Company (Cayman) Limited is organized under the laws of the Cayman Islands.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

         Common Shares of Issuer ("Common Shares")

ITEM 2(E).  CUSIP NUMBER.

         84743Q 20 7

ITEM     3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)      [ ] Bank as defined in Section 3(a)(6) of the
                           Exchange Act.

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                  (j)      [ ] Group, in accordance with Rule
                           13d-1(b)(1)(ii)(J).


ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

                           (a) Amount beneficially owned: See Item 9 of cover
                               pages.

                           (b) Percent of class: See Item 11 of cover pages.

                           (c) Number of shares as to which such person has:

                                    (i)     Sole power to vote or to direct the
                                            vote: See Item 5 of cover pages.

                                    (ii)    Shared power to vote or direct the
                                            vote: See Item 6 of cover pages.

                                    (iii)   Sole power to dispose or direct the
                                            disposition of: See Item 7 of cover
                                            pages.

                                    (iv)    Shared power to dispose or direct
                                            the disposition of: See Item 8 of
                                            cover pages.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 20, 2004        EUGENIA VI VENTURE HOLDING LIMITED

                                By: /s/ Ben P. Le Sueur
                                   --------------------------------------------
                                Name:  Ben P. Le Sueur
                                 Title: Director


Date: December 20, 2004        BESSEMER TRUST COMPANY (CAYMAN) LIMITED, TRUSTEE

                                By: /s/ Ben P. Le Sueur
                                   ---------------------------------------------
                                Name:  Ben P. Le Sueur
                                Title: Vice President

EXHIBIT 1



                             JOINT FILING AGREEMENT

         This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of common shares of Special Value Opportunities Fund, LLC is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Date: December 20, 2004        EUGENIA VI VENTURE HOLDING LIMITED

                                By: /s/ Ben P. Le Sueur
                                   --------------------------------------------
                                Name:  Ben P. Le Sueur
                                 Title: Director


Date: December 20, 2004        BESSEMER TRUST COMPANY (CAYMAN) LIMITED, TRUSTEE

                                By: /s/ Ben P. Le Sueur
                                   ---------------------------------------------
                                Name:  Ben P. Le Sueur
                                Title: Vice President